Subject: July Happenings and RP Eckington Update!

Date: Wednesday, July 2, 2025 at 11:35:10 AM Eastern Daylight Time

From: Right Proper Brewing Company

To:



July News!

View online version

Join us for our new project!





As you may know, we have been working on a third location to help further our mission to be a community hub and a hometown brand for those who call DC home. We are so excited to open another neighborhood brewpub in the Eckington neighborhood, a residential area in NoMa, located across from the Bouldering Project and near Alethia Tanner Park.

We've had the standard delays and a couple of false starts in this project, but we're feeling really good about this start. ;) We are hoping to start construction this month and open by the end of the year. If you'd like to join us in being a part of this from the ground up, we just launched a **crowdfunding campaign** on WeFunder. We would love any support you can give through investing and sharing with others who may be interested. Check out all the details here:

RP Eckington Community Round

Dislaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Stock the Fridge Sale